Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES RESIGNATION OF DIRECTOR BILL BRISTOW

Toronto, Canada, April 21, 2008 – Biovail Corporation (NYSE, TSX: BVF) today announced that Bill Bristow has tendered his resignation from the Company’s Board of Directors, effective immediately, due to his ongoing personal relationship with Eugene Melnyk.

The Compensation, Nominating and Governance Committee of the Board of Directors continues to search for qualified new members to add further independent expertise to the Board. Biovail anticipates making an announcement in this regard in the near term.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.